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Exhibit 4.7

COMMERCE ENERGY GROUP, INC.

April 22, 2005

Power Efficiency Corporation
3900 Paradise Road, Suite 283
Las Vegas, NV 89109

  Re:
  Offer to Purchase 180,723 Shares of Series A-1 Convertible Preferred Stock and Warrants to Purchase Common Stock

Ladies and Gentlemen:

        In accordance with our discussions with Power Efficiency Corporation (the "Company"), Commerce Energy Group, Inc., a Delaware corporation ("Commerce"), hereby offers to purchase 180,723 shares (the "Shares") of Series A-1 Convertible Preferred Stock of the Company (the "Series A-1 Stock") and Warrants to purchase 75,000 shares of Common Stock of the Company (the "Warrants"), on the following terms and conditions:

          1.     Purchase Price.    The aggregate purchase price for the Shares and Warrants is the termination, effective the date the Shares and Warrants are issued (the "Closing Date"), of that certain Single Phase Technology License Agreement dated October 11, 2004, between Commerce and the Company (the "Agreement"), a copy of which is attached hereto as Exhibit A, so that as of the Closing Date the Agreement will be cancelled and of no further force or effect.

          2.     Terms of Warrants.    The Warrants will allow Commerce to purchase, at any time prior to the fifth anniversary following the Closing Date, and at Commerce's sole and absolute discretion, 75,000 shares of Common Stock of the Company at a price which is equal to two hundred percent (200%) of the 5-day average of the closing sales price of shares of Common Stock of the Company on the OTC Bulletin Board prior to the Closing Date (the "Average Sales Price").

          3.     Consent; Waiver of Series A-1 Antidilution Provisions.    The requisite percentage of holders of the Series A-1 Stock shall have consented to the issuance of the Shares and shall have waived the applicability of the antidilution provisions of the Series A-1 Stock to this transaction.

          4.     Securities Law Compliance.    Commerce confirms that it is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "1933 Act"), and that in order to comply with the requirements of Section 4(2) of the 1933 Act and any applicable state securities or blue sky laws Commerce represents and warrants that it is acquiring the Shares and the Warrants for investment purposes only and not with a view to the resale or distribution thereof.

          5.     Company Action.    This transaction shall have been approved by the requisite vote of members of the Board of Directors of the Company who are independent of Commerce.

        If the foregoing sets forth our understanding, please indicate your agreement by signing and returning the enclosed copy of this letter.

Very truly yours,
COMMERCE ENERGY GROUP, INC.
			By:	/s/ RICHARD BOUGHRUM
				Name:	Richard Boughrum
				Title:	Senior Vice President & Chief Financial Officer
			By:	/s/ KENNETH ROBINSON
				Name:	Kenneth Robinson
				Title:	Controller
AGREED TO AND ACCEPTED AS OF THE 22nd DAY OF APRIL, 2005:
POWER EFFICIENCY CORPORATION
By:	/s/ STEVEN STRASSER
	Name:	Steven Strasser
	Title:	CEO

EXHIBIT A
License Agreement

Single Phase Technology
License Agreement
between
Commerce Energy Group, Inc.
and
Power Efficiency Corporation

        This License Agreement (this "Agreement") is made and entered into this 11th day of October, 2004, by and between Power Efficiency Corporation ("PEC"), a Delaware corporation, with its principal executive offices located at 3900 Paradise Road, Suite 283, Las Vegas, Nevada 89109, and Commerce Energy Group, Inc. ("CEG"), a Delaware corporation, with its principal executive offices located at 600 Anton Boulevard, Suite 2000, Costa Mesa, California 92626. Unless otherwise defined, capitalized terms shall have the meaning set forth in Paragraph 1 herein.

RECITALS

        WHEREAS, PEC manufactures and markets energy saving three phase motor controllers for AC induction motors and is the owner of United States Patent Number 5,821,726 ("the "726 Patent") for the circuits used in its three phase controllers.

        WHEREAS, PEC has certain know-how and has developed prototype circuits incorporating the technology of the '726 Patent in a single phase motor controller to save energy. PEC has access to the developer of the PEC single phase technology.

        WHEREAS, PEC represents that the PEC Single Phase Technology prototypes integrate the technology protected by the '726 Patent.

        WHEREAS, the license granted by this Agreement is issued to CEG to use the '726 Patent and the PEC Single Phase Technology for the development, manufacture, labeling, marketing, distribution, lease, use and sale of a single phase motor controller, together with any improvements, enhancements, and/or modifications, including all disposables or reusables created therefore which, but for the licenses granted under this Agreement, would infringe a claim of the '726 Patent.

        WHEREAS, PEC does not currently have the financial resources to finish development, invest in manufacturing molds and processes and market a single phase energy saving device aimed at the mass consumer market comprised of freezers, refrigerators, washers and other appliances that could benefit from this device.

        WHEREAS, CEG has the financial resources to complete the development and market a single phase motor controller for retail distribution.

        NOW, THEREFORE, in consideration of the Recitals set forth above and the mutual covenants contained herein, PEC and CEG ("the Parties") agree as follows:

1.    Definitions

        The following terms when they appear in this Agreement with an initial capital letter and without regard to whether they appear in the singular, plural or possessive form, shall have the meaning defined below:

          1.1   "Affiliate" of a Party means any person or entity that controls, is controlled by, or is under common control with such Party, but only as long as such control exists. As used herein,

  "control" means ownership of fifty percent (50%) or more of the outstanding voting stock or other equity interests in a person or entity or the power to otherwise direct the affairs of a person or entity.

          1.2   "Effective Date" shall mean 90 days after the date of this Agreement.

          1.3   "Field of Use" means single phase motor controllers for AC induction motors.

          1.4   "Improvement" means any improvement, modification, derivative work, or variation of any invention, method, system, apparatus, or technology described or claimed in any Licensed Patent or the PEC Single Phase Technology, as such relate to single phase technology.

          1.5   "Licensed Patents" means (i) the '726 Patent, and (ii) continuations, divisionals, reissues, reexaminations, and foreign counterparts of the '726 Patent.

          1.6   "PEC Single Phase Technology" shall mean all information and secret know-how previously, now or hereafter provided, developed, owned or controlled by PEC or any of its Affiliates related to a single phase motor controller utilizing the technology of the Licensed Patents, including without limitation all designs, specifications and information related to the development of the single phase motor controller, including the single phase motor controller technology prototype circuits developed by PEC incorporating the technology of the Licensed Patents.

          1.7   "Unit" shall mean a single phase motor controller developed incorporating the technology and know-how of the Licensed Patents and/or the PEC Single Phase Technology.

2.    License

          2.1   Grant of License.    PEC hereby grants to CEG an exclusive, royalty-bearing, worldwide license ("License") to use the Licensed Patents, the circuits described in the Licensed Patents, the PEC Single Phase Technology, and related intellectual property solely to develop, manufacture, label, market, distribute, lease, use and sell a single phase controller for the Licensed Use.

          2.2   Prototypes.    As consideration for this License, PEC will transfer its existing R&D prototypes of its existing current development progress on creating a single phase circuit incorporating the PEC Single Phase Technology and the engineering drawings used to build the existing prototypes. PEC waives any and all claims to ownership or development credit of the existing prototypes and irrevocably transfers all right, title and interest in such prototype to CEG. The Parties acknowledge that the existing prototypes are not a finished product and could not be sold to consumers in their present form. PEC represents and warrants that the engineers and developers of the existing prototypes will assist CEG, at CEG's request and direction, in completing the existing prototypes into a finished product for the Unit to the satisfaction of CEG. In the event that the engineers and/or the developers of the existing prototypes refuse to or fail to assist CEG in completing the existing prototypes into a finished product for the Unit, CEG will consider this a material breach of this Agreement and CEG may immediately terminate this Agreement and pursue all legal and equitable remedies available to CEG as a result of such breach. Nothing herein shall prohibit CEG from independently engaging any personnel is deems necessary, in its sole and absolute discretion, for the development and engineering of the Unit.

          2.3   Access to Engineering Personnel.    PEC shall permit CEG access to engineering personnel and any and all persons most knowledgeable regarding the invention embodied in U.S. Patent No. 5,821,726, the PEC Single Phase Technology and the R&D prototypes transferred to CEG pursuant to this Agreement. CEG will compensate PEC for reasonable costs and expenses for access to these individuals. CEG will provide PEC with reasonable notice of the need for access to such engineering personnel, where such reasonable notice will be no shorter than one (1) week unless otherwise consented to by PEC. As part of this Agreement, PEC warrants and represents that the above-described engineering personnel agree to cooperate with CEG in the final development of the Unit.

          2.4   Term of the Agreement.    This Agreement shall remain in effect for a term of 10 years from the Effective Date (the "Initial License Term") or until none of the Licensed Patents licensed under this Agreement remain valid and enforceable, whichever should occur earliest, subject to the other terms hereof.

          2.5   Royalties.    As consideration for this License, CEG will pay to PEC Royalties which shall be calculated as an amount equal to 5% of the net profit per Unit sold after all costs, operating expenses, development cost recovery, taxes and any additional fees or charges related to the sale of each Unit has been paid.

          2.6   Payments.    Payment shall be due within 45 days of the end of each calendar quarter during which CEG owes PEC Royalties for the Unit. In the event that no Royalties exist for a calendar quarter, CEG shall not provide any payments or quarterly statements for such calendar quarters.

3.    License Termination Fee

        PEC and CEG agree that PEC shall be entitled to terminate the License prior to its expiration under the following condition: In the event that CEG has not sold at least 1,000 (one thousand)Units to any third party customers in any channel of sales after five (5) years from the Effective Date of this Agreement, PEC shall have the option to terminate the License on the first day following the expiration of five (5) years from the Effective Date of this Agreement by notifying CEG in writing that PEC desires to terminate the License. If PEC successfully develops the Unit or another single phase motor controller after terminating the License, PEC agrees to permit CEG to acquire such Unit(s) for resale by CEG at its sole election at a reasonable price but in no event at a price greater than the lowest price the Unit(s) is offered for sale to any third party and further agrees to provide CEG with a non-exclusive right to use and sell such Unit(s) acquired from PEC.

4.    Agreement Early Cancellation

        This Agreement shall be effective 90 days after the Effective Date. If PEC pays to CEG (or its affiliate Commonwealth Energy Corporation) the sum of $300,000 as payment of the principal amount of that certain promissory note dated April 20, 2004, together with accrued and unpaid interest, before the Effective Date (the "Payment Amount"), then this Agreement shall be considered null and void and shall have no effect. Also, upon payment of the Payment Amount before the Effective Date, the new note [dated                         ,        ] issued [by                ] to CEG under that certain Pali financing will be deemed to be paid in full and cancelled. Both Parties agree to execute any and all documents and instruments necessary to accomplish the above-stated provisions of this Paragraph.

        5.     Ownership of Improvements.    As between CEG and PEC, CEG will own all Improvements conceived, made, reduced to practice, invented, or developed by any employee or contractor of CEG. In the event that CEG develops any intellectual property rights in any processes or products relating to the Improvements, then CEG shall retain exclusive ownership of such intellectual property rights in such Improvements, including the right of CEG to file for worldwide patent protection for the inventions embodied in such Improvements in its own name and at its own cost and expense. PEC shall assist CEG, as requested, in executing such documents and instruments as may be reasonably determined necessary by CEG to secure and maintain patent and other intellectual property protection for such Improvements.

        6.     Patent Marking.    CEG will mark prominently each Unit which CEG offers for sale with the patent number of each Licensed Patent.

        7.     Notice of Infringement.    CEG and PEC shall promptly notify each other of any infringement, unfair competition or patent application by a third party in, or applicable to, the Licensed Patents as it relates to the Unit which come to their attention. Should legal action against any third party be deemed necessary by CEG to prevent infringement of the Licensed Patents as it relates to the Unit, PEC hereby grants CEG the authority to initiate legal proceedings against such third party infringer with respect to such third party's infringement of the Licensed Patents as it relates to the Unit. Actions, costs, control and recovered damages and settlements associated with such legal proceedings initiated against any third party with respect to such third party infringement claims shall be handled, determined, borne and received by CEG, unless CEG and PEC mutually agree in writing to have PEC control such litigation or CEG elects not to pursue such litigation and PEC elects to do so, in which case the costs, control and damages recovered or awarded or received in settlement shall be borne and received, respectively, by PEC.

        8.     No Joint Venture.    This Agreement shall not be construed to create any joint venture, partnership or other relationship of any kind other than that described herein.

        9.     Confidentiality of the Agreement.    Neither Party will disclose any terms or conditions of this Agreement to any third party without the prior written consent of the other Party, except: (i) as required by law, including but not limited to SEC disclosure requirements; (ii) as ordered by a court subject to a protective order; (iii) to its attorneys, accountants, and other professional advisors under a duty of confidentiality; or (iv) to a third party under a duty of confidentiality in connection with obtaining financing, a proposed merger, or a proposed sale of all or part of such Party's business.

        10.   Termination by Licensee.    Either Party may immediately terminate this Agreement by giving a written notice of termination to the other Party if the other Party breaches any material provision of the Agreement and fails to cure such breach to the satisfaction of the terminating Party within thirty (30) days after written notice thereof.

        11.   Effect of Termination.    Upon termination of this Agreement before the end of the Initial License Term or upon expiration of the Initial License Term, all licenses granted by PEC to CEG under this Agreement will be immediately revoked. Upon termination of this Agreement by expiration of the Licensed Patents, CEG shall immediately upon expiration of such Licensed Patents be granted an irrevocable, non-exclusive license to practice the inventions embodied in and related to the Licensed Patents and the PEC Single Phase Technology for the payment of $1.00 from CEG to PEC.

        12.   Notices.    Except as otherwise specified in this Agreement, all notices, requests, consents, approvals, agreements, authorizations, acknowledgements, waivers and other communications required or permitted under this Agreement shall be in writing and shall be made by registered or certified first-class mail, return receipt requested, telecopier or fax, courier service or personal delivery to the address specified below:

        In the case of CEG:

    Commerce Energy Group, Inc.
    600 Anton Blvd., Suite 2000
    Costa Mesa, California 92626

        In the case of PEC:

    Power Efficiency Corporation
    3900 Paradise Road, Suite 283
    Las Vegas, Nevada 89109

All such notices, requests, consents, approvals, agreements, authorizations, acknowledgements, waivers and other communications required or permitted under this Agreement shall be deemed to have been duly given when received, as evidenced by (i) a return receipt if sent by certified mail; (ii) delivered by hand, if personally delivered;(iii) when delivered by courier, if delivered by commercial courier service; and (iv) when delivered by telecopier or fax, when receipt is mechanically acknowledged if such acknowledgement indicates delivery to recipient on its business day during normal business hours, otherwise on the next business day.

        13.   Force Majeure.    In the event that either Party's performance of its obligations under this Agreement is interrupted or delayed by any occurrence not caused by either Party, its assigns or agents, whether such occurrence is an act of God or public enemy, or whether such occurrence is caused by storm, earthquake, or other natural forces, or by war, riot, public disturbance, or the acts or omissions of anyone not a party to this Agreement, then either Party shall be excused from such performance and any further performance required under this Agreement for whatever period is reasonably necessary to remedy the effects of that occurrence.

        14.   Entire Agreement.    This Agreement, including any Attachment, Exhibit or Schedule hereto, embodies the entire Agreement and understanding between the Parties, and supersedes all prior agreements and understandings between the Parties, whether written or oral, with respect to the subject matter hereof. Except as provided for in this Section, this Agreement may not be amended except by a written amendment signed by both Parties.

        15.   Headings.    Headings are for the convenience of the Parties and shall be ignored for purposes of interpreting this Agreement.

        16.   Assignment.    CEG may assign its rights and obligations under this Agreement to its Affiliates or any third party. If CEG elects to assign its rights and obligations under this Agreement to a third party, PEC shall be given the right of first refusal to obtain such assignment of this Agreement under identical terms and conditions as agreed upon between CEG and the third party. This right of first refusal by PEC shall not apply to assignments to Affiliates of CEG. PEC does not have their right to assign its rights and obligations under this Agreement, or grant or otherwise transfer rights to the license to the Unit granted herein to a third Party, and any attempt by PEC to assign its rights and obligations, or grant any transfer or license to the Unit to any other person or entity is void and without effect.

        17.   Representations and Warranties of the Parties.    As a material inducement to enter into this Agreement, each Party represents and warrants that, as of the date of this Agreement each Party has (i) full right, power and authority to enter into this Agreement, and has obtained all necessary consents and resolutions required under the documents governing its affairs in order to consummate this transaction, and the persons executing this Agreement have been duly authorized to do so (ii) full right title an interest to the property, principals and patents which serve as the subject matter of this Agreement. This Agreement is a binding obligation on each Party, enforceable in accordance with their terms.

        18.   Severability.    If any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

        19.   Counterparts.    This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together shall constitute one single agreement between the Parties.

        20.   Representation by Counsel.    This Agreement is executed voluntarily by the Parties hereto without any duress or undue influence being exerted thereon. The Parties hereto represent and warrant that they have read and fully understand the provisions of this Agreement and have participated equally, and relied on the advice and representation of legal counsel of their own choosing in the drafting hereof. Accordingly, in any construction to be made of this Agreement, it shall not be construed as having been drafted solely by any single Party to the subject litigation, or settlement thereof.

        21.   Attorney's Fees.    In the event of any action to enforce the terms of this Agreement, each Party shall bear its own costs and expenses, including attorney's fees.

        22.   Governing Law.    The formation, interpretation and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to the principles thereof relating to the conflicts of laws. Venue for any disputes arising under this Agreement shall be in any court of competent jurisdiction located in Orange County, California.

        23.   Extension.    At the expiration of the Initial License Term, provided this Agreement is not terminated prior thereto under Paragraph 3 herein, CEG shall have the election to continue the License under this Agreement for the Unit for an additional three (3) years ("Extension Period") until the expiration of the Licensed Patents. CEG may exercise its right to extend the term of this Agreement at the expiration of the Initial License Term provided CEG is in compliance with the terms and conditions of this contract at the time of such election to extend. In the event that CEG exercises its rights to the Extension Period, CEG shall be permitted to purchase the technology owned by PEC under the Licensed Patents in the field of single phase technology and the PEC Single Phase Technology pursuant to Paragraph 11 herein.

        24.   Bankruptcy.    If during the term of this Agreement, PEC files for any category of bankruptcy, then, immediately upon that filing, the ownership of the PEC Single Phase Technology in the field of single phase technology and the Licensed Patents and everything that has been provided to CEG shall immediately become the property of CEG.

        IN WITNESS WHEREOF, the Parties, by their respective duly authorized representatives, have executed this Agreement as of the date first written above. This Agreement shall not become effective as to either Party unless and until executed by both Parties.

Commerce Energy Group, Inc., a Delaware corporation		Power Efficiency Corporation, a Delaware corporation

By:	Ian B. Carter Chief Executive Officer	By:	Steven Strasser Chief Executive Officer

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  Exhibit 4.7
EXHIBIT A License Agreement